Exhibit H

To:	Antfin (Hong Kong) Holding Limited (“Ant”)

26/F, Tower 1, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

From:	SL Globetrotter, L.P. (“Globetrotter”)

January 10, 2020

Dear Sirs:

We refer to Ant’s proposed investment in ordinary shares (“Shares”) of Global Blue Group Holding AG (the “Company”) pursuant to a Share Purchase and Contribution Agreement (the “Purchase Agreement”) to be entered into with Globetrotter and the Company, the form of which is attached to a commitment letter being signed concurrently herewith. Capitalized terms used but not defined herein have the meanings given to them in the Purchase Agreement.

1.	Subject to the occurrence of the Closing, Globetrotter hereby agrees that, for a period of 18 months from the date of the Closing under the Purchase Agreement:

(a)

Globetrotter will not agree to transfer or transfer any of the Shares of the Company held by it to any Relevant Person (as defined in the commitment letter mentioned above) in a privately negotiated transaction between Globetrotter and such Relevant Person, unless Ant shall have been given a reasonable right to acquire such Shares on terms taken as a whole no less favorable to Ant than those of the proposed transfer to the Relevant Person; and

(b)

Globetrotter will not vote its shares in favor of or otherwise support (including by instructing any person employed by Globetrotter’s affiliates who is an Globetrotter nominee on the board of directors of the Company not to vote in favor of (unless required by such director’s fiduciary duties under applicable law)) any issuance of Shares to any Relevant Person in a privately negotiated private placement between the Company and such Relevant Person, unless Ant shall have been given a reasonable right to subscribe for and purchase such Shares on terms taken as a whole no less favorable to Ant than those of the proposed issuance to the Relevant Person.

2.

For the avoidance of doubt, paragraph 1 will not be applicable to any public takeover offer, tender offer, merger, consolidation or similar business combination with any person, including a Relevant Person, in respect of a change of control that results in all holders of Shares having the right to exchange their Shares for cash, securities or other property, (ii) if required by law or a governmental authority and (iii) to one or more of its affiliates.

3.

This letter shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (except for any liability arising out of a valid claim for breach of this letter before the termination), on the date that is 18 months after the Closing.

Sincerely,

SL Globetrotter GP, Ltd.

Acting in its capacity as general partner of

SL Globetrotter, L.P.

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Managing Director

[Signature Page to ROFR]

Agreed and accepted by

Antfin (Hong Kong) Holding Limited

By:	/s/ Xinyi Han
Name:	XINYI HAN
Title:	Director

3